Bradford & Bingley

02 JUL -3 ... 10: ...

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02042423

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

28 June 2002

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

Phil Kershaw
Deputy Company Secretary

dlw 7/12

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Bradford & Bingley plc
Pre-Close Briefing - 28th June 2002

Bradford & Bingley will be available on 28th June to hold discussions with analysts ahead of its close period for the first half year of 2002. This statement details information that would be covered in such discussions.

Bradford & Bingley is making good progress against its key strategic objectives:-

Our lending and savings businesses are performing well

- We have increased lending balances by over £200m in the first five months
- Credit quality remains strong and the proportion of the book in arrears has declined
- Our savings balances are stable
- Our predicted net interest margin reduction has been contained to around five basis points

Our distribution business continues to gather momentum

- Mortgage broking revenues are up 70% on the first five months of 2001
- Regulated product revenues are up 10% on the same period last year despite tighter margins and weak equity markets
- We now have 1,000 advisers - 18 months ahead of target
- Estate agency income is up 10%, generated from a smaller network than last year
- Distribution profits are rising, as planned, despite continued investment spending

Our cost reduction programme remains on track with first half expenses expected to be 3% below last year

Our active capital management programme is underway

- Since the programme commenced in February, we have bought back almost 12 million shares, returning over £37m to our shareholders
- We have issued £150m "innovative" Tier1 capital and repaid £100m subordinated debt

Our treasury operation has no exposure to corporates and all our lending is secured on property

We anticipate results for the six months to June will position us well against the market's full year expectations

Christopher Rodrigues, Group Chief Executive, commented:

"Our business is performing well. Growth and productivity gains in our advisory business are offsetting the impact of falling stock markets and margin erosion. Costs are down and our capital management programme is on track. Our strategy of lending selectively and providing customers with the best products for their needs is working."

Outlook for 2002

- Our performance is firmly on track and we remain comfortable with full year projections.
- The major challenge in today's housing market is the shortage of housing stock for sale. This shortage, coupled with cyclical interest rate lows, is underpinning house price inflation.
- We expect the mortgage market to maintain its momentum with any upturn in mortgage rates leading to increased demand for fixed or capped rate mortgages.
- Our new lending business remains diversified and we are not anticipating any material changes in loan quality. We anticipate continued house price rises together with a slight increase in void periods should moderate buy-to-let investment demand. Buy-to-let mortgages account for one third of our new lending with an average loan size of £83,000 and LTV of 72%.
- The investment market is likely to be challenging in the second half of the year unless the stock market shows material signs of recovery.
- We will continue to lend selectively and offer consumers product choice and independent advice – a strategy well suited for these uncertain times.
- We are well prepared for expected changes in the regulatory environment and we continue to believe these will favour The MarketPlace and Charcol, our two strong distribution brands.

If you would like to discuss the information in this statement, please contact:

Investor Relations
Phillip McLelland
On 28th June: 020 7298 5021
Subsequently: 01274 806112

Investor Relations Advisers
MacMaster & Company
Kirsty MacMaster
020 7493 9500

Media Relations
Ian Darby 020 7550 6602
Siobhan Hotten 020 7550 6751

Media Relations Advisers
Tulchan Communications
Kate Inverarity/Vanessa Orr
020 7353 4200

Disclaimer

This release contains forward-looking statements. These statements involve risk and uncertainty, as the factors that support the statements depend on circumstances that may or may not occur in the future. Actual results could vary therefore materially, due to changes in current expectations. Nothing contained in this statement should be taken as a profit forecast.

24 June 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 75,000 of its ordinary shares on Monday, 24 June 2002 at a price of 313.00p per share.

END

20 June 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 140,000 of its ordinary shares on Thursday, 20 June 2002 at a price of 303.22p per share.

END

19 June 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 550,000 of its ordinary shares on Wednesday, 19 June 2002 at a price of 306p per share.

END

18 June 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 250,000 of its ordinary shares on Tuesday, 18 June 2002 at a price of 318.34p per share.

END

17 June 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 165,000 of its ordinary shares on Monday, 17 June 2002 at a price of 313.70p per share.

END

14 June 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 225,900 of its ordinary shares on Friday, 14 June 2002 at a price of 311.32p per share.

END

13 June 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 700,000 of its ordinary shares on Thursday, 13 June 2002 at a price of 322.57p per share.

END

12 June 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 75,000 of its ordinary shares on Wednesday, 12 June 2002 at a price of 324.17p per share.

END

11 June 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 458,000 of its ordinary shares on Tuesday, 11 June 2002 at a price of 325.08p per share.

END

10 June 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 80,000 of its ordinary shares on Monday, 10 June 2002 at a price of 320.05p per share.

END

RNS | The company news service from the London Stock Exchange

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:08 7 Jun 2002
Number	9699W

7 June 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re- Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 250,000 of its ordinary shares on Friday, 7 June 2002 at a price of 325p per share.

END

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Full-Text Announcement

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:07 6 Jun 2002
Number	9062W

6 June 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re- Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 65,000 of its ordinary shares on Thursday, 6 June 2002 at a price of 326.03p per share.

END

END